

June 16, 2011

<u>Via E-mail</u>
Ronald E. Klingle
Chairman of the Board, Chief Executive Officer and Director
Avalon Holdings Corporation
One American Way
Warren, Ohio 44484-5555

> **RE:** **Avalon Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **Schedule 14A filed on March 14, 2011**
> **File No 1-14105**

Dear Mr. Klingle:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Proxy Statement</u>

<u>Election of Directors, page 4</u>

1. In future filings, please augment your discussion of each of your directors' business experiences to explain what specific experience, qualifications, attributes or skills led to the conclusion that such person should serve as a director as of the time that the disclosure is made, in light of your business and structure. Include information about the person's particular areas of expertise or other relevant qualifications. Please see Item 401(e)(1) of Regulation S-K and Questions 116.05 and 116.06 of our Regulation S-K C&DIs, available on our website, for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Errol Sanderson at (202) 551-3746 or the undersigned at (202) 551-3765 if you have questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director